SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on December 31, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

By letter dated February 10, 2005, the Company filed the report for the six-month period ended on December 31, 2004 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such six-month period reflects:

1- Period Result		6 Month
		$
Ordinary		9,533,737
Extraordinary		—
Period Profit		9,533,737

2- Net Assets Composition

Circulating Shares	155,650,742
Own shares on portfolio	66,800
Subscribed Capital		155,717,542
Integral adjustment of capital		166,218,124
Premium on shares		109,593,251
Technical Revaluations		—
Legal Reserve		7,692,591
Not assigned Results		40,868,499
Total Net Assets		480,090,007

At the moment of the end of the Financial Statements period the authorized capital of the Company is $155,717,542.- Its share composition is divided in 155,717,542 of non endorsable registered common stock of V$N 1 each.

At December 31, 2004 the amount of 116,232,046 non endorsable common stock of V$N 1 each, and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 74.6% of the issued authorized capital on circulation.

The principal shareholder is Inversiones Financieras del Sur S.A. with 39,485,496 shares, which represent the 25.4% of the issued authorized capital on circulation.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If the Company’s entire holder of Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 238,178,871; and if Inversiones Financieras del Sur S.A. exercises its option together with the other shareholders, the amount of its shares will become 86,655,691 which represent the 36.4%; and, If Inversiones Financieras del Sur S.A exercises its conversion right together with the other shareholders, the amount of its shares will become 133,825,886 which represent the 41.7%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 11, 2005